

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2011

Laurence Madison
Principal Financial Officer
Sector 10, Inc.
14553 South 790 West #C
Bluffdale, UT 84065

> **Re:** **Sector 10, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2010**
> **Filed July 21, 2010**
> **File No. 000-24370**

Dear Mr. Madison:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

        Sincerely,

        Andrew Mew
        Accounting Branch Chief